EXHIBIT 99.1

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

ARMS II GLOBAL FUND 2 BONDHOLDERS REPORT                            JANUARY 2004

FUND INFORMATION                                                          EXCHANGE RATE                   0.7000
        Issue Date     30-Oct-03
     Payment Dates     10th of each January, April, July & October        Class A Margin                 0.2500%
         Call Date     10 July 2009                                       Class B Margin                 0.7500%
            Call %     10
  Final Legal Maturity October 2034                                       Class A Swap Margin            0.1729%
                                                                          Class B Swap Margin            0.2231%
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THIS CERTIFICATE RELATES TO THE FOLLOWING PERIODS:

                                (inclusive)              (exclusive)     days
Calculation Period               30-Oct-03       to       01-Jan-04       63
Interest Accrual Period          30-Oct-03       to       12-Jan-04       74

          3 month Libor reset:               1.14651%
          3 month BBSW reset:                 4.9706%
-------------------------------------------------------------------------------


  BONDS - US$
                                            CLASS A                 CLASS B
  Opening Face Value US$                1,000,000,000.00         33,500,000.00
  % of deal                                  96.76%                  3.24%
  Interest Rate                             1.3965%                 1.8965%
  Total Interest Entitlements US$         2,870,603.89            130,595.79
  Per US$10,000 Bond                         287.06                 389.84
  Total Interest Payment US$              2,870,600.00            130,596.40


  BONDS - A$
                                            CLASS A                 CLASS B           FAST PREPAYMENT
  Opening Face Value A$                 1,428,571,428.57         47,857,142.86              0.00
  BBSW + Swap Rate                          5.3935%                 5.9437%                 0.00
  Total Interest Due A$                  15,621,095.89            576,690.11                0.00
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  OPENING BALANCES
                                               A$                     US$
  Aggregate Face Value of Bonds           1,476,428,571.43     1,033,500,000.00
  Opening Cash Reserve                        3,691,071.43         2,583,750.00
  Opening Advances Reserve                       10,972.77             7,680.94
  Opening Mortgage Balance                1,472,726,527.23     1,030,908,569.06


  PRINCIPAL COLLECTIONS, REDRAWS / ADVANCES & LOSSES
                                               A$                     US$
       Closing Mortgage Balance           1,430,932,700.90     1,001,652,890.63
Aggregate Redraws, L/C Advances
             & Further Advances              19,445,020.85        13,611,514.60
         Net Principal Received              41,793,826.33        29,255,678.43
          Aggregate Loss Amount                       0.00                 0.00

       INCOME COLLECTIONS
  Interest Income from Mortgages             17,372,967.18
Interest Income from Authorised Investments     147,557.08
                                      Other     255,259.66
                   TOTAL INCOME COLLECTIONS  17,775,783.92

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

       CASHFLOW WATERFALL
                                             AMOUNT DUE A$  AMOUNT AVAILABLE A$     AMOUNT PAID A$

                                Taxes                 0.00        17,775,783.92               0.00
                 Expenses of the Fund           102,982.62        17,775,783.92         102,982.62
         Fixed-Floating Swap Payments             5,770.64        17,672,801.30           5,770.64
                        Manager's Fee           656,876.38        17,667,030.66         656,876.38
Class A Currency Swap Payment Amount        15,621,095.890        17,010,154.28      15,621,095.89
        Fast Prepayment Bond Interest                 0.00         1,389,058.39               0.00
 Class B Currency Swap Payment Amount           576,690.11         1,389,058.39         576,690.11
              Credits to Cash Reserve                 0.00           812,368.28               0.00
          Credits to Advances Reserve                 0.00           812,368.28               0.00
Restoration of Aggregate Loss Amounts                 0.00           812,368.28               0.00
   Restoration of Charged Off Amounts                 0.00           812,368.28               0.00
      Fixed-Floating Swap Break Costs                 0.00           812,368.28               0.00
          Residual Income Beneficiary                                812,368.28         812,368.28

|--------------------------------------------------------------------------------------------------|
|  Approximate Excess Spread %pa                                                             0.32% |
|  (calculated using the average of the opening & closing mortgage balances)                       |
|--------------------------------------------------------------------------------------------------|
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AVAILABLE AMORTISATION AMOUNT                41,793,826.33



                 DISTRIBUTION OF AVAILABLE AMORTISATION AMOUNT

                                                A$               US$ EQUIVALENT
    To Class A Currency Swap Provider        41,142,857.14        28,800,000.00
                  To Advances Reserve           650,969.19           455,678.43
                     TOTAL ALLOCATION        41,793,826.33        29,255,678.43

                                                US$
 TOTAL PRINCIPAL REPAYMENT TO CLASS A        28,800,000.00
 TOTAL PRINCIPAL REPAYMENT TO CLASS B                 0.00



           CLOSING BALANCES
                                                A$                   US$
          Closing Face Value of Bonds     1,435,285,714.29     1,004,700,000.00

                 Closing Cash Reserve         3,691,071.43         2,583,750.00
             Closing Advances Reserve           661,941.96           463,359.37
             Closing Mortgage Balance     1,430,932,700.90     1,001,652,890.63
                                TOTAL     1,435,285,714.29     1,004,700,000.00


                                                   Class A            Class B
                          Charge Offs                 0.00                 0.00
             Unreimbursed Charge-Offs                 0.00                 0.00

        CLOSING STATED VALUES OF BONDS
                                                A$                   US$
                                          1,435,285,714.29     1,004,700,000.00


           THRESHOLD RATE (31 DEC 03)
                                 BBSW               5.4600
                 Expenses of the Fund               0.0375
                        Manager's Fee               0.2200
 Class A Currency Swap Payment Amount               0.4088
 Class B Currency Swap Payment Amount               0.0324
                       THRESHOLD RATE               6.1587
                THRESHOLD RATE + 0.25               6.4087

                CURRENT MORTGAGE RATE               6.9646
                             COVERAGE               0.5559